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IE NYC Alumni 🗽
Erika Ortiz de Artiñano, Francisco, Het...

Job Search made fun and effective
Track Jobs at your fingertips
Matching Jobs from ANY job board
Identify and fill Skill Gaps
24x7 Career Coach
My Jobs Tracker
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CareerGenie

**Invest in CareerGenie: Using AI and data to help you land your dream job!**
Using AI and data to help you land your drea...
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Hola IE Community!

For those of you that don't know me yet, I'm Irina, co-founder of CareerGenie, a skills-based mobile app making career prep more intuitive and engaging. Think Duolingo for advancing your career.

Millions every year face a job search process that's often demotivating and disconnected. We use a gamified career journey powered by AI and linked with live job market data to guide early talent to their dream jobs.

Our beta users and pilot